Filed pursuant to Rule 433

January 3, 2019

Relating to

Preliminary Prospectus Supplement dated January 3, 2019 to

Prospectus dated January 26, 2017

Registration Statement No. 333-213765-02

Duke Energy Ohio, Inc.
$400,000,000 First Mortgage Bonds, 3.65% Series, Due February 1, 2029

$400,000,000 First Mortgage Bonds, 4.30% Series, Due February 1, 2049

Pricing Term Sheet

Issuer:	Duke Energy Ohio, Inc.

Settlement Date:	January 8, 2019 (T+3)

Ratings (Moody’s/S&P)*:	A2 (stable outlook) / A (stable outlook)

Security Description:	First Mortgage Bonds, 3.65% Series due February 1, 2029 (the “2029 Bonds”)	First Mortgage Bonds, 4.30% Series due February 1, 2049 (the “2049 Bonds”)

Principal Amount:	$400,000,000	$400,000,000

Interest Payment Dates:	February 1 and August 1, beginning on August 1, 2019	February 1 and August 1, beginning on August 1, 2019

Maturity Date:	February 1, 2029	February 1, 2049

Benchmark Treasury:	3.125% due November 15, 2028	3.000% due August 15, 2048

Benchmark Treasury Yield:	2.555%	2.911%

Spread to Benchmark Treasury:	+110 basis points	+140 basis points

Yield to Maturity:	3.655%	4.311%

Coupon:	3.65%	4.30%

Price to Public:	99.956% per 2029 Bond, plus accrued interest, if any, from January 8, 2019	99.812% per 2049 Bond, plus accrued interest, if any, from January 8, 2019

Redemption Provisions:	At any time before November 1, 2028 (which is the date that is three months prior to	At any time before August 1, 2048 (which is the date that is six months prior to maturity maturity of the 2029 Bonds (the “2029 Par Call Date”)), the 2029 Bonds will be redeemable in whole or in part, at the issuer’s option at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2029 Bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2029 Bonds being redeemed that would be due if the 2029 Bonds matured on the 2029 Par Call Date (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 20 basis points, plus, in each case, accrued and unpaid interest on the principal amount of the 2029 Bonds being redeemed to, but excluding, the date of redemption.

At any time on or after the 2029 Par Call Date, the 2029 Bonds will be redeemable in whole or in part, at the issuer’s option at any time, at a redemption price equal to 100% of the principal amount of the 2029 Bonds being redeemed plus accrued and unpaid interest on the principal amount of the 2029 Bonds being redeemed to, but excluding, the date of redemption.

of the 2049 Bonds (the “2049 Par Call Date”)), the 2049 Bonds will be redeemable in whole or in part, at the issuer’s option at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2049 Bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2049 Bonds being redeemed that would be due if the 2049 Bonds matured on the 2049 Par Call Date (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 25 basis points, plus, in each case, accrued and unpaid interest on the principal amount of the 2049 Bonds being redeemed to, but excluding, the date of redemption.

At any time on or after the 2049 Par Call Date, the 2049 Bonds will be redeemable in whole or in part, at the issuer’s option at any time, at a redemption price equal to 100% of the principal amount of the 2049 Bonds being redeemed plus accrued and unpaid interest on the principal amount of the 2049 Bonds being redeemed to, but excluding, the date of redemption.

CUSIP / ISIN:	26442E AF7 / US26442EAF79	26442E AG5 / US26442EAG52

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Goldman Sachs & Co. LLC U.S. Bancorp Investments, Inc.

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC BNY Mellon Capital Markets, LLC The Williams Capital Group, L.P.

Junior Co-Managers:	CastleOak Securities, L.P. Samuel A. Ramirez & Company, Inc.

*  Security ratings are not recommendations to buy, sell or hold securities. The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, Goldman Sachs & Co. LLC toll-free at (866) 471-2526 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.